Exhibit 99.1

Ctrip Reports Unaudited Second Quarter of 2018 Financial Results

Shanghai, China, September 5, 2018 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced its unaudited financial results for the second quarter ended June 30, 2018.

Key Highlights for the Second Quarter of 2018

•                                Ctrip reported solid financial results in the second quarter of 2018.

•                      Net revenue increased by 13% year-on-year to RMB7.3 billion (US$1.1 billion) for the second quarter of 2018.

•                      Operating margin was 10% for the second quarter of 2018 compared to 9% for the previous quarter. Excluding share-based compensation charges, Non-GAAP operating margin was 16% for the second quarter of 2018, compared to 14% for the previous quarter.

•                      Net income attributed to Ctrip’s shareholders increased by 564% year-on-year to RMB2.4 billion (US$360 million) for the second quarter of 2018, compared to RMB359 million for the same period in 2017.

•                                Ctrip continued to make great strides in international businesses.

•                      Excluding Skyscanner, both international hotel and air businesses achieved around 40% volume growth rate in the second quarter of 2018, thanks to the robust growth of our outbound travel business and the popularity of Trip.com.

•                      Skyscanner’s direct booking program continued to gain momentum, delivering revenue growth of approximately 600% year-on-year in the second quarter of 2018.

•                                Ctrip further penetrated into lower-tier cities in China.

•                      The user penetration rate of Ctrip brand in the targeted lower-tier cities on average increased by approximately 40% year-on-year in the second quarter of 2018.

•                      Ctrip continued to see the fast development of offline stores. In mid-August of 2018, all the stores together achieved a new industry record of RMB70 million gross merchandise volume in a single day.

“Ctrip delivered solid results in the second quarter of 2018,” said Jane Sun, Chief Executive Officer. “We have achieved a healthy revenue growth rate and improved operating profit margin quarter-over-quarter thanks to the scalability of our business model. Looking ahead, we are on the right track to accomplish our long-term goals. Our persistence in “customer-centricity,” deep involvement in industry value chain, and solid execution in the international business will create enormous growth potentials in the years to come.”

“Our team continues to drive results by putting the customer first in every aspect of our business,” said James Liang, Executive Chairman. “We will continue to make investments in improving customer satisfaction, as we believe this strategy will create more customer life-time value over the long-term. In addition to pursuing the vast addressable market of potential new users, we will remain focused on better serving our large existing base of loyal customers. We will be relentless in extending our leadership in the travel industry, in China and the world.”

Second Quarter of 2018 Financial Results and Business Updates

For the second quarter of 2018, Ctrip reported net revenue of RMB7.3 billion (US$1.1 billion), representing a 13% increase from the same period in 2017. Net revenue for the second quarter of 2018 increased by 9% from the previous quarter.

Accommodation reservation revenue for the second quarter of 2018 was RMB2.8 billion (US$425 million), representing a 21% increase from the same period in 2017, primarily driven by an increase in accommodation reservation volume. Accommodation reservation revenue for the second quarter of 2018 increased by 13% from the previous quarter, primarily due to seasonality.

Transportation ticketing revenue for the second quarter of 2018 was RMB3.0 billion (US$457 million), representing a 1% increase from the same period in 2017. Transportation ticketing revenue increased by 5% from the previous quarter, primarily due to seasonality.

Packaged tour revenue for the second quarter of 2018 was RMB839 million (US$127 million), representing a 31% increase from the same period in 2017, primarily driven by an increase in volume growth of organized tours and self-guided tours. Packaged tour revenue for the second quarter of 2018 increased by 1% from the previous quarter.

Corporate travel revenue for the second quarter of 2018 was RMB255 million (US$38 million), representing a 28% increase from the same period in 2017, primarily driven by expansion in travel product coverage. Corporate travel revenue for the second quarter of 2018 increased by 41% from the previous quarter, primarily due to seasonality.

Gross margin was 80% for the second quarter of 2018, compared to 83% for the same period in 2017, and 82% for the previous quarter.

Product development expenses for the second quarter of 2018 increased by 11% to RMB2.3 billion (US$340 million) from the same period in 2017, primarily due to the increase in product development personnel related expenses. Product development expenses for the second quarter of 2018 increased by 4% from the previous quarter. Product development expenses for the second quarter of 2018 accounted for 31% of the net revenue. Excluding share-based compensation charges, non-GAAP product development expenses for the second quarter of 2018 accounted for 27% of the net revenue, which remained consistent with the same period in 2017 and decreased from 29% for the previous quarter.

Sales and marketing expenses for the second quarter of 2018 increased by 9% to RMB2.2 billion (US$331 million) from the same period in 2017, primarily due to an increase in sales and marketing personnel related expenses. Sales and marketing expenses for the second quarter of 2018 increased by 5% from the previous quarter. Sales and marketing expenses for the second quarter of 2018 accounted for 30% of the net revenue. Excluding share-based compensation charges, non-GAAP sales and marketing expenses for the second quarter of 2018 accounted for 29% of the net revenue, which decreased from 30% for the same period in 2017 and decreased from 31% for the previous quarter.

General and administrative expenses for the second quarter of 2018 increased by 12% to RMB684 million (US$103 million) from the same period in 2017, primarily due to an increase in general and administrative personnel related expenses. General and administrative expenses for the second quarter of 2018 increased by 6% from the previous quarter, primarily due to an increase in professional fee. General and administrative expenses for the second quarter of 2018 accounted for 9% of the net revenue. Excluding share-based compensation charges, non-GAAP general and administrative expenses accounted for 7% of the net revenue, which remained consistent with the same period in 2017 and decreased from 8% for the previous quarter.

Income from operations for the second quarter of 2018 was RMB724 million (US$110 million), compared to RMB687 million for the same period in 2017 and RMB590 million for the previous quarter. Excluding share-based compensation charges, Non-GAAP income from operations was RMB1.2 billion (US$182 million), compared to RMB1.2 billion for the same period in 2017 and RMB966 million for the previous quarter.

Operating margin was 10% for the second quarter of 2018, compared to 11% for the same period in 2017, and 9% for the previous quarter. Excluding share-based compensation charges, Non-GAAP operating margin was 16%, compared to 19% for the same period in 2017 and 14% for the previous quarter.

Income tax expense for the second quarter of 2018 was RMB322 million (US$49 million), compared to RMB540 million for the same period of 2017 and RMB179 million for the previous quarter. The change in our effective tax rate primarily reflects profitability changes in our subsidiaries with different tax rates, including certain non-taxable gain of the fair value changes in equity securities investments.

Net income attributable to Ctrip’s shareholders for the second quarter of 2018 was RMB2.4 billion (US$360 million), compared to RMB359 million for the same period in 2017 and RMB1.1 billion in the previous quarter, primary due to the gains from the equity securities measured at fair value and investing activities. Excluding share-based compensation charges and fair value changes of equity securities investments, Non-GAAP net income attributable to Ctrip’s shareholders was RMB1.1 billion (US$168 million), compared to RMB887 million in the same period in 2017 and RMB2.1 billion in the previous quarter.

Diluted earnings per ADS were RMB3.89 (US$0.59) for the second quarter of 2018. Excluding share-based compensation charges and fair value changes of equity securities investments, Non-GAAP diluted earnings per ADS were RMB1.90 (US$0.29) for the second quarter of 2018.

As of June 30, 2018, the balance of cash and cash equivalents, restricted cash and short-term investments was RMB57.7 billion (US$8.7 billion).

Business Outlook

For the third quarter of 2018, the Company expects the net revenue growth to continue at a year-on-year rate of approximately 13%-18%, which is calculated on the estimated net revenue of the third quarter of 2018 under the new revenue recognition standard and the net revenue of the third quarter of 2017 retrospectively adjusted. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Conference Call

Ctrip’s management team will host a conference call at 8:00PM U.S. Eastern Time on September 5, 2018 (or 8:00AM on September 6, 2018 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at http://ir.ctrip.com. The call will be archived for twelve months at this website.

Listeners may access the call by dialing the following numbers:

US:	+1-855-8219-305 or +1-240-254-3156
Hong Kong:	+852- 3077-3569
China:	800-820-8527 or 400-612-6501
International:	+65-6653-5870
Passcode:	26031996#

For pre-registration, please click http://event.onlineseminarsolutions.com/wcc/r/1810698-1/3F2C364FBAD487395C53CDE66DF164D0

A telephone replay of the call will be available after the conclusion of the conference call until September 13, 2018. The dial-in details for the replay:

International dial-in number:	+65-6653-5846
Passcode:	515086525#

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Ctrip operates, failure to successfully develop Ctrip’s existing or future business lines, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses Non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income attributable to Ctrip’s shareholders, and diluted earnings per ordinary share and per ADS, each of which (except for net commission earned) is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” and its share-based compensation charges are not tax deductible, and fair value changes of equity securities investments, net of tax, recorded under ASU 2016-1. Ctrip’s management believes the Non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using Non-GAAP financial measures is that Non-GAAP measures exclude share-based compensation charges and fair value changes of equity securities investments that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s Non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 196455
Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Consolidated Balance Sheets

	December 31, 2017	June 30, 2018	June 30, 2018
	RMB (million)	RMB (million)	USD (million)
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	18,243	22,041	3,331
Restricted cash	1,749	2,462	372
Short-term investments	28,130	33,178	5,014
Accounts receivable, net *	4,749	6,261	946
Prepayments and other current assets	6,547	10,351	1,564

Total current assets	59,418	74,293	11,227

Long-term deposits and prepayments	840	969	146
Land use rights	97	95	14
Property, equipment and software	5,616	5,822	880
Investments	25,574	27,008	4,082
Goodwill	56,246	57,657	8,713
Intangible assets	13,750	13,868	2,096
Other long-term receivable	237	222	34
Deferred tax assets	462	706	107

Total assets	162,240	180,640	27,299

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	16,316	24,462	3,697
Accounts payable	7,459	11,108	1,679
Salary and welfare payable	3,465	3,425	518
Taxes payable	927	1,045	158
Advances from customers	7,868	8,183	1,237
Accrued liability for customer reward program	610	528	80
Other payables and accruals	5,517	6,482	977

Total current liabilities	42,162	55,233	8,346

Deferred tax liabilities *	3,895	3,915	592
Long-term debt	29,220	29,912	4,520
Other long-term liabilities	348	614	93

Total liabilities	75,625	89,674	13,551

SHAREHOLDERS’ EQUITY

Total Ctrip.com International, Ltd. shareholders’ equity	84,836	89,063	13,460

Non-controlling interests	1,779	1,903	288

Total shareholders’ equity	86,615	90,966	13,748

Total liabilities and shareholders’ equity	162,240	180,640	27,299

* The new revenue standard (ASC 606) was effective from January 1, 2018 and the revenue of 2018 was reported under new standard. We adopt the full retrospective approach under which, the revenue and other major line items of consolidated statements of comprehensive income and related items of balance sheet of the comparable periods were restated accordingly. The impact of applying this new standard for the second quarter of 2017 resulted in an increase of approximately RMB43 million in net revenue. Meanwhile, as of December 31, 2017, accounts receivable and retained earnings increased with approximately RMB190 million. Deferred tax liabilities as of December 31, 2017 and income tax expenses of the second quarter of 2017 were restated accordingly.

** The Company adopted the new financial instruments accounting standard from January 1, 2018 and approximately RMB6 billion of accumulated other comprehensive income for the available-for-sale equity securities that existed as of December 31, 2017 was reclassified into retained earnings upon the initial adoption. After the adoption of this new accounting standard, the Company measured its available-for-sale equity securities at fair value with gains or losses recorded through the income statements, which could vary significantly from quarter to quarter.

Ctrip.com International, Ltd.

Unaudited Consolidated Statements of Comprehensive Income

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2018
	RMB (million)	RMB (million)	RMB (million)	USD (million)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue*:
Accommodation reservation	2,326	2,487	2,810	425
Transportation ticketing	2,993	2,888	3,024	457
Packaged-tour	640	834	839	127
Corporate travel	199	180	255	38
Others	347	377	429	65

Total revenue	6,505	6,766	7,357	1,112

Less: Sales tax and surcharges	(46)	(35)	(38)	(6)

Net revenue	6,459	6,731	7,319	1,106

Cost of revenue	(1,125)	(1,244)	(1,469)	(222)

Gross profit	5,334	5,487	5,850	884

Operating expenses:
Product development ***	(2,037)	(2,160)	(2,251)	(340)
Sales and marketing ***	(2,001)	(2,091)	(2,191)	(331)
General and administrative ***	(609)	(646)	(684)	(103)

Total operating expenses	(4,647)	(4,897)	(5,126)	(774)

Income from operations	687	590	724	110

Interest income	250	480	324	49
Interest expense	(383)	(322)	(371)	(56)
Other income **	397	397	2,256	341

Income before income tax expense, equity in income of affiliates and non-controlling interests	951	1,145	2,933	444

Income tax expense * / **	(540)	(179)	(322)	(49)
Equity in (loss)/income of affiliates	(26)	78	(213)	(32)

Net income	385	1,044	2,398	363

Net (income)/loss attributable to non-controlling interests	(26)	16	(17)	(3)

Net income attributable to Ctrip.com International, Ltd.	359	1,060	2,381	360

Comprehensive income attributable to Ctrip.com International, Ltd. **	945	1,459	1,443	218

Earnings per ordinary share
- Basic	5.46	15.47	34.84	5.27
- Diluted	5.18	14.49	31.09	4.70

Earnings per ADS
- Basic	0.68	1.93	4.36	0.66
- Diluted	0.65	1.81	3.89	0.59

Weighted average ordinary shares outstanding
- Basic	65,743,078	68,506,090	68,351,426	68,351,426
- Diluted	69,361,680	75,855,705	80,424,419	80,424,419

*** Share-based compensation included in Operating expenses above is as follows:
Product development	305	210	268	40
Sales and marketing	59	35	44	7
General and administrative	164	131	168	25

** Fair value changes of equity securities investments included in Net income is as follow:
Fair value loss/(income) of equity securities investments, net of tax	0	688	(1,750)	(264)

** The impact of applying this new standard for the second quarter of 2018 resulted in an increase of approximately RMB1.7 billion in net income, net of tax of RMB0.1 billion.

Ctrip.com International, Ltd.

Reconciliation of  GAAP and Non-GAAP Results

(In RMB (million), except % and per share information)

	Quarter Ended June 30, 2018
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Share-based compensation included in Operating expense is as follows:
Product development	(2,251)	31%	268	4%	(1,983)	27%
Sales and marketing	(2,191)	30%	44	1%	(2,147)	29%
General and administrative	(684)	9%	168	2%	(516)	7%
Total operating expenses	(5,126)	70%	480	7%	(4,646)	63%

Income from operations	724	10%	480	7%	1,204	16%

Fair value changes of equity securities investments, net of tax	1,750	24%	(1,750)	-24%	—	0%

Net income attributable to Ctrip’s shareholders	2,381	33%	(1,270)	-17%	1,111	16%

Diluted earnings per ordinary share (RMB)	31.09		(15.88)		15.21

Diluted earnings per ADS (RMB)	3.89		(1.99)		1.90

Diluted earnings per ADS (USD)	0.59		(0.30)		0.29

	Quarter Ended March 31, 2018
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Share-based compensation included in Operating expense is as follows:
Product development	(2,160)	32%	210	3%	(1,950)	29%
Sales and marketing	(2,091)	31%	35	1%	(2,056)	31%
General and administrative	(646)	10%	131	2%	(515)	8%
Total operating expenses	(4,897)	73%	376	6%	(4,521)	67%

Income from operations	590	9%	376	6%	966	14%

Fair value changes of equity securities investments, net of tax	(688)	-10%	688	10%	—	0%

Net income attributable to Ctrip’s shareholders	1,060	16%	1,064	16%	2,124	32%

Diluted earnings per ordinary share (RMB)	14.49		13.34		27.83

Diluted earnings per ADS (RMB)	1.81		1.67		3.48

Diluted earnings per ADS (USD)	0.29		0.26		0.55

	Quarter Ended June 30, 2017
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Share-based compensation included in Operating expense is as follows:
Product development	(2,037)	32%	305	5%	(1,732)	27%
Sales and marketing	(2,001)	31%	59	1%	(1,942)	30%
General and administrative	(609)	9%	164	3%	(445)	7%
Total operating expenses	(4,647)	72%	528	8%	(4,119)	64%

Income from operations	687	11%	528	8%	1,215	19%

Net income attributable to Ctrip’s shareholders	359	6%	528	8%	887	14%

Diluted earnings per ordinary share (RMB)	5.18		7.21		12.39

Diluted earnings per ADS (RMB)	0.65		0.90		1.55

Diluted earnings per ADS (USD)	0.10		0.13		0.23

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.6171 on June 29, 2018 published by the Federal Reserve Board.